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Exhibit 3.5

LIMITED LIABILITY COMPANY AGREEMENT
OF
INOVIO ACQUISITION, LLC

		Page(s)
ARTICLE 1	DEFINITIONS AND CONSTRUCTION	1
1.	Defined Terms	1
2.	Construction	4
ARTICLE 2	FORMATION	4
1.	Name	4
2.	Formation	4
3.	Nature of Business	4
4.	Term	4
5.	Principal Place of Business	4
6.	Registered Office and Registered Agent	5
7.	Foreign Qualification	5
8.	Liability to Third Parties	5
9.	Fiscal Year	5
ARTICLE 3	MEMBERS AND INTERESTS	5
1.	Meetings of Members	5
2.	Notice of Meetings	5
3.	Quorum of Members	5
4.	Voting by Members	6
5.	Action without a Meeting	6
6.	Telephonic Meetings	6
7.	Proxies	6
8.	Conduct of Meetings	6
9.	Liability of Members: Indemnity	6
10.	Matters Requiring Consent of Members	7
11.	Additional Issuance of Interests	7
12.	Interests	7
13.	No Preemptive Rights	7

(continued)

		Page(s)
ARTICLE 4	MANAGEMENT OF THE COMPANY	8
1.	Generally	8
2.	Selection of Manager	8
3.	Resignation: Removal	8
4.	Manager Approval	8
5.	Action By Consent	9
6.	Duties and Liabilities of Member in Capacity as Manager	9
ARTICLE 5	OFFICERS AND DUTIES	9
1.	Officers	9
ARTICLE 6	CAPITAL CONTRIBUTIONS	10
1.	Initial Capital Contributions	10
2.	Additional Capital Contributions: Guarantees	10
3.	Return of Contributions	10
4.	Capital Accounts	10
ARTICLE 7	ALLOCATIONS AND DISTRIBUTIONS	10
1.	Allocations	10
2.	Distributions	12
3.	Withholding	12
ARTICLE 8	TAXES	12
1.	Tax Returns	12
2.	Tax Elections	12
3.	Tax Matters Partner	13
ARTICLE 9	ACCOUNTING AND RECORDS	13
1.	Accounting Principles	13
2.	Records to Be Maintained	13
3.	Bank Accounts	13
ARTICLE 10	TRANSFERS OF INTERESTS: WITHDRAWAL	14
1.	Generally	14
2.	Reimbursement	14

(continued)

		Page(s)
ARTICLE 11	DISSOCIATION AND DISSOLUTION	14
1.	Events of Dissociation	14
2.	No Voluntary Withdrawal	14
3.	Event of Dissolution	14
4.	Liquidation and Winding up	14
5.	Deficit Capital Accounts	15
6.	Termination	15
ARTICLE 12	MISCELLANEOUS	15
1.	Additional Documents	15
2.	Entire Agreement	15
3.	Binding Effect	16
4.	Notice	16
5.	Severability	16
6.	Waivers	16
7.	Governing Law	16
8.	Captions	16
9.	Counterparts	16
10.	Third-Party Beneficiaries	16
11.	Cumulative Rights	16
12.	Confidentiality	16
13.	Amendments	17
Schedule 1:	Initial Capital Contributions	18
Schedule 2:	Additional Capital Contributions	10

 LIMITED LIABILITY COMPANY AGREEMENT
OF
INOVIO ACQUISITION, LLC

        LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement"), made and entered into as of October 31st, 2008, by and between Inovio Biomedical Corporation, the initial member party hereto (the "Initial Member") and such other persons as may hereafter be admitted from time to time as members hereunder (collectively, the "Members").

W I T N E S S E T H:

        WHEREAS, Inovio Acquisition, LLC, (the "Company") was formed pursuant to the provisions of the Delaware Limited Liability Company Act (as the same may be amended from time to time, the "Act"), by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on and as of October 31st, 2008; and

        WHEREAS, the Members desire to provide for their respective rights, duties and obligations and the operation and management of the Company for the purposes stated herein;

        NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties agree as follows:

ARTICLE 1

DEFINITIONS AND CONSTRUCTION

        1.    Defined Terms.    The following terms, when used in this Agreement, including its preamble and recitals, shall have the following meanings:

        "Act" is defined in the first recital.

        "Additional Capital Contribution" is defined in Article 6.2.

        "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant year, after giving effect to the following adjustments:

          (a)   Credit to such Capital Account any amounts which such Member is deemed to be obligated to restore to the Company pursuant to the second to last sentence of Treas. Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5).

          (b)   Debit to such Capital Account the items described in Treas. Reg. § 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

Except as otherwise modified herein, the foregoing definition of Adjusted Capital Account Deficit is intended to comply with, the provisions of Treas. Reg. § 1.704- 1 (b)(2)(ii)(d) and shall be interpreted consistently therewith.

        "Agreement" is defined in the preamble.

        "Business" is defined in Article 2.3.

        "Capital Account" means, with respect to any Member, the Capital Account maintained for such Member pursuant to Article 6.4.

        "Capital Contribution" means, with respect to any Member, the contributions by such Member to the capital of the Company pursuant to Articles 6.1 and 6.2.

        "Cause" shall mean (a) any action or omission to act that exceeds the scope of such person's authority, as determined pursuant to this Agreement or any applicable employment or other agreement with the Company, and which, either individually or in the aggregate, is material; (b) any misuse or misappropriation of the property or assets of the Company for personal gain, or (c) the Incapacitation of such Person.

        "Certificate of Cancellation" is defined in Article 11.6.

        "Code" means the Internal Revenue Code of 1986, and any successor statute, as amended from time to time.

        "Company" is defined in the first recital.

        "Confidential Information" is defined in Article 12.12.

        "Distributable Cash" means, with respect to any fiscal period of the Company, all cash received by the Company during such period, less the sum of, to the extent paid, provided for or set aside by the Company during such period, (a) all principal and interest payments on indebtedness of the Company and other sums paid or payable to lenders; (b) all cash expenditures incurred incident to the normal operation of the Company's business; (c) Reserves; and (d) other amounts of capital that the Company may be contractually obligated to retain in order to meet capital requirements or financial ratios imposed by any lender with which the Company may do business.

        "Fiscal Year" is defined in Article 2.9.

        "GCL" means the Delaware General Corporation Law and any successor statute, as amended from time to time.

        "Gross Asset Value" means with respect to any asset, the asset's adjusted basis for federal income tax purposes except as follows:

          (a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time of contribution, as reasonably determined by the Manager;

          (b)   The Gross Asset Values of all assets of the Company shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Manager as of the following times:

              (i)  the acquisition of an additional interest in the Company by any new or existing Member (including any profits interest granted with a zero initial Capital Account);

             (ii)  the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and

            (iii)  the liquidation of the Company within the meaning of Treas. Reg. § 1.704-1(b)(2)(ii)(g);

provided, however, that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company.

          (c)   The Gross Asset Value of any asset of the Company distributed to any Member shall be the gross fair market value of such asset on the date of distribution; and

          (d)   The Gross Asset Value of any asset of the Company shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Sections 734(b) or 743(b) but only to the extent such adjustments are taken into account in determining Capital Accounts pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(m).

        "Initial Capital Contribution" means, with respect to any Member, any Capital Contribution made by such Member pursuant to Article 6.1.

        "Initial Member" is defined in the preamble.

        "Incapacitation" for purposes of the definition of "Cause" means the inability, due to physical or mental illness, injury or condition, to perform the obligations set forth in this Agreement or any employment or other,, agreement between a Person and the Company for a period of three consecutive months, or for a period of 120 days in any one-year period, during the term thereof, or for such other period that, would give rise to a right in the Company to terminate any such agreement.

        "Interest" means, with respect to any Member, all of the rights in and to the Company and with respect to its operation and management held by such Member pursuant to the Act and this Agreement.

        "Liquidator" means the Manager or one or more Members appointed by the Manager to wind up the Company pursuant to Article 11.4.

        "Losses" is defined in Article 3.9(b).

        "Manager" is defined in Article 4.1(a).

        "Members" is defined in the preamble.

        "Net Profits" and "Net Losses" shall mean for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

          (e)   Any income of the Company that is exempt from federal income tax or excluded from federal gross income and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

          (f)    Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures; pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition, shall be subtracted from such taxable income or loss;

          (g)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to any provision of this Agreement in accordance with the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

          (h)   Gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

          (i)    In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation for such Fiscal Year, computed in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(g).

          (j)    Notwithstanding any other provision hereof, any items which are allocated pursuant to Article 7.1(c) shall not be taken into account in computing Net Profits or Net Losses.

        "Percentage Interest" means, with respect to any Member, the fraction (expressed as a percentage) set forth opposite such Member's name on Schedule 1 hereto, as it may be amended from time to time to reflect changes therein made in accordance with this Agreement.

        "Permitted Transferee" means (a) any Member and (b) any successor-in-interest to a Member described in Article 10 and designated as a Permitted Transferee pursuant thereto.

        "Person" means any natural person and the heirs, executors, administrators, legal representatives, successors and assigns thereof.

        "Reserves" means, with respect to any fiscal period of the Company, funds set aside or allocated by the Manager for working capital or to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

        "Tax Matters Partner" is defined in Article 8.3.

        "Transfer" means a sale, assignment, transfer, exchange, mortgage, pledge, grant of a security interest, or other disposition or encumbrance (including, without limitation, by operation of law), or the act thereof.

        "Transferee" means, with respect to any Transfer of any right, property or interest, the Person acquiring such right, property or interest upon such Transfer.

        "Treas. Reg." means the Treasury Regulations promulgated under the Code, as may be amended from time to time.

        2.    Construction.    Whenever the context requires, the meanings of the terms set forth in Article 1.1 shall be equally applicable to the singular and plural forms thereof, and the gender of all words used in this Agreement shall include the masculine, feminine and neuter. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Schedules and Exhibits are to schedules and exhibits attached to this Agreement, each of which is made a part of this Agreement for all purposes.

ARTICLE 2

FORMATION

        1.    Name.    The name of the Company shall be Inovio Acquisition, LLC, and its business shall be carried on in such, name, or in such other names as the Members may from time to time determine.

        2.    Formation.    Effective as of the date of this Agreement, the Company was formed pursuant to the Act. The Manager, or any officer of the Company to whom such authority is delegated, shall hereafter execute, or cause to be executed, all other instruments, certificates, notices and documents, and shall do, or cause to be done, all such filings, recordings, publications and other acts, in each case as may be necessary or appropriate from time to time to comply with all applicable requirements of the Act and under the laws of all other jurisdictions in which the Company shall desire to conduct business.

        3.    Nature of Business.    The purpose of the Company shall be to conduct any lawful activity throughout the United States as the Manager may from time to time determine (the "Business"). The Company shall also have the authority to engage in any lawful business or activity that now or hereafter may be necessary, incidental, proper, advisable or convenient to accomplish the foregoing purposes.

        4.    Term.    The term of the Company shall commence on and as of the date hereof and shall continue until dissolved and liquidated in accordance with this Agreement.

        5.    Principal Place of Business.    The Company shall maintain an office at 11494 Sorrento Valley Road, San Diego, California 92121 or such other location or locations as the Manager may from time to time determine.

        6.    Registered Office and Registered Agent.    The address of the Company's initial registered office in the State of Delaware shall be 2711 Centerville Road, Suite 400, Wilmington, Delaware and the name of its initial registered agent at such address shall be Corporation Service Company. The registered office and the registered agent may be changed as the Manager may from time to time determine.

        7.    Foreign Qualification.    Before the Company commences business in any jurisdiction other than Delaware, the officers of the Company shall cause the Company to qualify as a foreign limited liability company in each such jurisdiction. At the request of an officer, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

        8.    Liability to Third Parties.    Except as otherwise provided in the Act or in this Agreement, no Member, Manager or officer of the Company shall be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member or Manager or an officer.

        9.    Fiscal Year.    The Fiscal Year of the Company (the "Fiscal Year") shall end on the last day of December.

ARTICLE 3

MEMBERS AND INTERESTS

        1.    Meetings of Members.

          (a)   An annual meeting of the Members shall be held on such date and at such time and place as the Manager shall determine. At such annual meeting, the Members shall transact such business as may properly be brought before the meeting.

          (b)   Regular meetings of the Members maybe held at such times and places as the Manager or a majority in interests of the Members shall determine. At such meetings, the Members shall take such action as may be required in connection with the operation and management of the Company and as authorized by this Agreement.

          (c)   Special meetings of the Members may be called for any purpose or purposes by the Manager. Only business within the purpose or purposes described in the notice of the special meeting may be conducted at such special meeting.

        2.    Notice of Meetings.    Notice of each annual or special meeting of Members, and of the first regular meeting of Members (or of any regular meeting, the time or venue of which has changed from that of the last such regular meeting), stating the date, time and place and, in the case of a special meeting, the purposes thereof, shall be given to each Member in writing or by telephone not less than 5 nor more than 10 days before the date of such meeting. If notice is given in writing, it shall be delivered as set forth in Article 12.4. A Member's presence in person or by proxy at any such meeting shall constitute waiver of prior notice thereof.

        3.    Quorum of Members.    Except as otherwise required by the Act or by this Agreement, Members holding at least a majority of the total Percentage Interests held by all Members, present in person or by proxy, shall constitute a quorum at each meeting of Members. The Members present at a meeting of Members at which a quorum is not present may adjourn the meeting until such time and place as may be determined by vote of the Members holding a majority of the Percentage Interests present. At any such adjourned meeting at which a quorum shall be present and acting throughout, any business may be transacted that might have been transacted at the meeting as, originally convened.

        4.    Voting by Members.    Except as otherwise required by the Act or by this Agreement, the affirmative vote of the Members holding at least a majority of the total Percentage Interests held by all Members shall be required for the Members to take action with respect to any matter at any meeting of Members or otherwise to make any determination or consent required or permitted to be made by the Members under this Agreement.

        5.    Action without a Meeting.    Any action which is required or permitted to be taken at any annual, regular or special meeting of Members, including determinations and consents under this Agreement, may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by all the Members entitled to vote thereon.

        6.    Telephonic Meetings.    Members may participate in and hold meetings by conference telephone or similar communications equipment, by means of which all persons participating in such meeting can hear each other, and participation in a meeting pursuant to this Article shall constitute presence in person at such meeting.

        7.    Proxies.    Any Member may vote either in person or by proxy executed in writing by the Member. No proxy shall be valid after six (6) months from the date of its execution unless otherwise provided therein.

        8.    Conduct of Meetings.    All meetings of Members shall be presided over by the Manager, or, in the absence of an authorized representative of the Manager, by the Chief Executive Officer of the Company. The chairperson of any meeting of Members shall determine the order of business and the procedure at the meeting.

        9.    Liability of Members: Indemnity.

          (a)   No Member shall be personally liable for the debts, obligations or liabilities of the Company solely by reason of being a Member except to the extent of his, her or its Capital Contribution and any obligation to make a Capital Contribution.

          (b)   Except as otherwise specifically set forth herein, each Member shall indemnify and hold the other Members and all of their respective heirs, personal representatives, assigns, officers, partners, trustees, members, employees, directors and shareholders) harmless from and against all claims, demands, costs, losses and damages, including, without limitation, penalties, fines, settlements, judgments, attorneys' fees and other reasonable expenses (collectively, "Losses") incurred as a result of or in connection with the material breach of this Agreement or action outside the scope of this Agreement.

          (c)   Subject to Article 3.11(b), the Company shall indemnify and hold each Member and all of their respective heirs, personal representatives, assigns, officers, partners, trustees, members, employees, directors and shareholders) harmless from and against all Losses incurred as a result of or in connection with (i) any claim, that such Member or any other such Person is liable for any debt, obligation or liability of the Company or is directly or indirectly required to make payments in respect thereof or in connection therewith, and (ii) any act or omission by such Member or any other such Person for or on behalf of the Company, in any capacity, including, without limitation, as Manager or an officer of the Company, in each case in connection with the business conducted by the Company, unless such act or omission was unauthorized, contrary to this Agreement or in bad faith. The foregoing rights of indemnification shall not be exclusive of any other rights to which any such Member or other Person may be entitled under any present or future law, statute, agreement, vote of the Members or otherwise.

          (d)   Each party to be indemnified under Article 3.11(b) or (c) shall give each indemnifying party notice of any Losses subject to the indemnity within thirty (30) days after the indemnified party has received actual notice thereof. The indemnifying party shall be entitled to participate in or direct the defense of any action in connection with the reported Loss, provided that he, she or it employs counsel reasonably satisfactory to the indemnified party. An indemnifying party shall not be liable to an indemnified party in respect of settlements effected by the indemnified party without the written, consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed.

        10.    Matters Requiring Consent of Members.    The following actions or types of transactions may not be taken at any time by the Manager or any officer of the Company without the prior consent of the Members:

          (a)   the sale, exchange, or other disposal of all, or substantially all, of the assets or property of the Company;

          (b)   the filing of any insolvency or bankruptcy petition, consent to any involuntary bankruptcy petition, dissolution or liquidation of the Company, or any act similar to or in furtherance of the foregoing;

          (c)   the distribution of any Company assets to any Member otherwise than as provided in this Agreement;

          (d)   making any tax election not provided for or contemplated under this Agreement;

          (e)   the merger or combination with any other entity, or engaging, other than incidentally, in any business other than the Business;

          (f)    entering, in any Fiscal Year, into any transaction in which the Company would lend any money, incur, debt (other than in the ordinary course and except for advances to employees against compensation to become due or for reimbursable expenses), or grant, or permit the creation of, any lien, encumbrance or other security interest on any asset or assets of the Company; or

          (g)   subject to Article 11.3(a), amending or canceling the Certificate of Formation of the Company;

        11.    Additional Issuance of Interests.    In order to raise additional capital, acquire assets, redeem or retire debt of the Company or for any other purpose, the Company may issue Interests to any Member or any other Person and may admit any such other Person to the Company as a Member, for the consideration upon the unanimous consent of its Members.

        12.    Interests.    An Interest shall be personal property for all purposes. All property owned by the Company shall be deemed to be owned by the Company as an entity, and no Member shall be deemed to own any such property or any portion thereof.

        13.    No Preemptive Rights.    No Member shall have any preemptive, preferential or other right with respect to (a) Additional Capital Contributions; (b) the issuance or sale of Interests; (c) the issuance of any obligations, evidences of indebtedness or securities of the Company convertible into or exchangeable for, or carrying or accompanied by any rights to receive, purchase or subscribe to, any Interests; (d) the issuance of any right of, subscription to or right to receive, or any warrant or option for the purchase of, any of the foregoing; or (e) the issuance or sale of any other interests or securities that may be issued or sold by the Company.

 ARTICLE 4

MANAGEMENT OF THE COMPANY

        1.    Generally.

          (a)   Subject to the requirements of this Agreement, the property, business and affairs of the Company shall be managed by a designated manager (the "Manager"), which shall be one (1) Member, appointed as set forth below.

          (b)   All reasonable direct costs and expenses incurred by the Manager in conducting the business and affairs of the Company, including, without limitation, costs incurred in connection with travel to and attendance at meetings thereof, shall be reimbursed by the Company as a Company expense.

        2.    Selection of Manager.    The Initial Member shall serve as Manager until such time as the Initial Member resigns or is removed pursuant to Article 4.3. Upon any such resignation or removal, a Member shall be selected to serve as Manager by the majority in interests of the Members.

        3.    Resignation; Removal.    The Manager may resign on no less than thirty (30) days' prior written notice to the Company. The Manager may be removed by unanimous vote of the other Members only for intentional misconduct or a knowing violation of law that causes material damage to the assets of the Company.

        4.    Manager Approval.    Subject to Article 3.10, the other requirements of this Agreement and any other agreement to which the Company is party, none of the actions set forth in this Article 4.4 or otherwise requiring the approval of the Manager hereunder or otherwise shall be taken by any officer of the Company without such prior approval. A written consent shall be required for the Manager to take action with respect to any of the following matters:

          (a)   establishing guidelines, restrictions and limits for the investment of funds;

          (b)   retaining or terminating the retention of, or choosing, the Company's attorneys or accountants, or making any material change with respect to the accounting policies of the Company;

          (c)   determining and adopting arrangements regarding compensation and benefits affecting employees of the Company generally, including retirement, equity incentive, bonus and other benefits or plans, and any changes thereto;

          (d)   instituting any legal or administrative action by or on behalf of the Company (other than the collection of debts in the ordinary course of trade), or compromising or settling any claim of the Company;

          (e)   establishing any other location for the conduct of the Business;

          (f)    obtaining, establishing or effecting any material change to the level, scope or extent of, liability, property and other insurance coverage for the Company;

          (g)   entering into, amending or terminating, in any Fiscal Year, any agreement or understanding, or a series of related agreements, that (i) involves the acquisition, disposition or encumbrance of assets, tangible or intangible, for an aggregate amount in excess of $100,000, or (ii) has a term of more than one year (other than agreements in the ordinary course entered in accordance with policies previously approved by the Manager);

          (h)   undertaking any action or transaction with respect to a matter that is material to the Company and is not in the ordinary course of the Company's business, including, without limitation, any guarantee by the Company of any other party's obligations, but which action does not otherwise require the approval of the Members as set forth in Article 3.10;

          (i)    entering into, amending or terminating any agreement or understanding with any Member, or in connection with which any Member has a direct or indirect financial interest (other than pursuant to plans or policies previously adopted by the Board that relate to employees of the Company generally); and

          (j)    acquiring or disposing of, or voting to acquire or dispose of, any shares of equity interests' in any other entity.

        5.    Action By Consent.    Any action which is required or permitted to be taken by the Manager, including determinations and consents under this Agreement, may be taken without prior notice if a consent or consents in writing, setting forth the action so taken, shall be signed by the Manager.

        6.    Duties and Liabilities of Member in Capacity as Manager.

          (a)   The Manager shall perform their respective management duties hereunder in good faith and with that degree of care that an ordinarily prudent person in a like position would use under similar circumstances. The Manager shall be entitled to rely, in the performance of such duties, on information, opinions, reports or statements, including financial statements, in each case prepared by one or more agents or employees, counsel, public accountants or other persons employed by the Company as to matters that the Manager believes to be within such person's competence.

          (b)   The Manager shall not be personally liable for the debts, obligations or liabilities of the Company solely by reason of the performance of management duties hereunder. The Company shall, to the extent of and otherwise in accordance with Article 3.9, indemnify and hold the Manager (and, where applicable, his, her or its respective Affiliates, heirs, personal representatives, assigns, officers, partners, members, employees, directors and stockholders), harmless from and against all Losses incurred as a result of or in connection with any act or omission by the Manager, for or on behalf of the Company in the exercise of his or her or its management duties hereunder, unless such act or omission was unauthorized, contrary to this Agreement or in bad faith.

ARTICLE 5

OFFICERS AND DUTIES

        1.     Officers.

          (a)   Subject to the requirements of this Agreement, the Manager may, from time to time, designate one or more qualified natural persons as officers of the Company. No officer need be a Member. Any officer so designated shall have such authority, and perform such duties, as the Manager may from time to time delegate to such officer, consistent with the requirements of this Agreement. Unless the Manager decides otherwise, if a title assigned to any such officer is one commonly used for officers of a business corporation formed under the GCL, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific authority and duties set forth in the delegation thereof.

          (b)   Any officer may be removed as such at any time, with or without Cause, by the Manager. Subject to the requirements of this Agreement, any vacancy occurring in any office of the Company may be filled by the Manager.

 ARTICLE 6

CAPITAL CONTRIBUTIONS

        1.     Initial Capital Contributions.    On and as of the date hereof each Initial Member has made the Capital Contribution set forth in Schedule 1.

        2.     Additional Capital Contributions; Guarantees.    Except as unanimously determined by the Members, no Member shall be required to make any Capital Contribution in addition to its initial Capital Contribution (an "Additional Capital Contribution"), or to guarantee and/or provide security for Company obligations. If the Members determine to require Additional Capital Contributions as set forth in Schedule 2, the Chief Executive Officer shall notify the Members of the total amount so required, together with each Member's share (based on his respective Percentage Interest) thereof and the terms on which such contribution shall be made.

        3.     Return of Contributions.    Except as provided in Article 11.3, or as otherwise determined unanimously by the Members, no Member shall be entitled to the return of any part of its Capital Contribution. An unrepaid Capital Contribution shall not be a liability of the Company or of any Member. No Member shall be entitled to be paid interest in respect of either its Capital Account or its Capital Contribution.

        4.     Capital Accounts.    A separate Capital Account shall be maintained for each Member throughout the term of the Company in accordance with Section 704(b) of the Code (or any successor provision) and the rules and regulations promulgated thereunder. The Capital Account for each Member shall be:

          (a)   increased by (i) the amount of cash contributed by such Member to the Company, (ii) the Gross Asset Value of property contributed by such Member to the Company (net of liabilities secured by any contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (iii) allocations to such Member of Company Net Profits; and

          (b)   decreased by (i) the amount of cash distributed to such Member by the Company, (ii) the Gross Asset Value of property distributed to such Member by the Company (net of liabilities secured by the distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), and (iii) allocations to such Member of Company Net Losses.

        In the event the Gross Asset Value of property of the Company is adjusted pursuant to paragraphs (b), (c) or (d) of the definition of Gross Asset Value, the Capital Accounts of the Members shall be adjusted to reflect the aggregate net adjustments as if the Company sold all of its assets for their fair market values, and recognized gain or loss equal to the aggregate amount of such net adjustment.

        Upon the transfer of all or part of any Interest in accordance with this Agreement, the Capital Account attributable to such Interest shall carry over to the transferee thereof in accordance with the provisions of Treas. Reg. § 1.7041(b)(2)(iv)(l).

ARTICLE 7

ALLOCATIONS AND DISTRIBUTIONS

        1.     Allocations

          (a)   Net Profits.    Except as otherwise provided in this Article 7, Net Profits of the Company shall be allocated to the Members in accordance with their Percentage Interests.

          (b)   Net Losses.    Except as otherwise provided in this Article 7, Net Losses of the Company shall be allocated to the Members in accordance with their Percentage Interests.

          (c)   Mandatory Allocations.

            (i)    Section 794(c) Allocation.    Any income, gain, loss and deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of the Company, that is deemed to have been contributed to the capital of the Company under Section 708 of the Code and the regulations promulgated thereunder, or that has been revalued in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(f) and which is required to be allocated to the Members for income tax purposes under Section 704(c) of the Code or Treas. Reg. § 1.704-1(b)(2)(iv)(f) so as to take into account the variation between the tax basis of such property and its agreed upon fair market value at the time of its contribution or revaluation, as the case may be, shall be allocated to the Members solely for income tax purposes in the manner so required.

            (ii)   Qualified Income Offset.    In the event any Member, in such capacity, unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §§ 1.704- 1 (b)(2)(ii)(d)(4), (5) or (6), that cause or increase an Adjusted Capital Account Deficit of such Member, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate to the extent required by the Treas. Rep., the Adjusted Capital Account Deficit of such Member as quickly as possible. This Article 7.1(c)(ii) is intended to comply with the qualified income offset provision of Treas. Reg. § 1.7041(b)(2)(ii)(d) and shall be interpreted consistently therewith.

            (iii)  Minimum Gain and Member Nonrecourse Debt Minimum Chargeback.    Notwithstanding any provision hereof to the contrary, any item of Company income or gain for any Fiscal Year (or any portion of any such item) that is required to be allocated to the Members under Treas. Regs. §§ 1.704-2(f) or 1.7042(i)(4) shall be allocated to the Members for such Fiscal Year in the manner so required by such regulations.

            (iv)  Limitation of Deduction and Loss Allocation.    To the extent that any Member has or would have as a result of an allocation of Net Loss, an Adjusted Capital Account Deficit, such amount of Net Loss shall be allocated to the other Members in accordance with Article 7.1(b), but in a manner which will not produce an Adjusted Capital Account Deficit as to such Members. To the extent such allocation would result in all Members having Adjusted Capital Account Deficits, such Net Loss shall be allocated in accordance with Article 7.1(b). Any allocations of Net Loss pursuant to this Article 7.1(c)(iv) shall be reversed with a corresponding amount of Net Profit in subsequent years.

          (d)   Tax Allocations.

            (i)    Except as otherwise provided for in this Article 7.1(d), for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Members in the same manner as its correlative item' of "book" income, gain, loss or deduction is allocated pursuant to Articles 7.1(a), 7.1(b) and 7.1(c) above.

            (ii)   In accordance with Code §§ 704(b) and 704(c) and the Treas. Rep. thereunder, income, gain, loss and deduction with respect to any property contributed to the Company, shall solely for federal income tax purposes be allocated among the Members so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and the initial Gross Asset Value. If the Gross Asset Value of any Company asset is adjusted as described in the definition of Gross Asset Value, subsequent allocations of income, gain, loss and deduction with respect to such Company asset shall take into account any variation between the adjusted basis of such Company asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code § 704(c) and the Treas. Regs. thereunder. In furtherance of the foregoing, with respect to all Company assets, the Manager shall choose any permissible method under Treas. Reg. § 1.704-3. Allocations pursuant to this Article 7.1(d)(ii) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing any Member's Capital Account or share of Net Profits, Net Losses, other items or distributions pursuant to any provision of this Agreement.

            (iii)  Tax Credits.    All tax credits shall be allocated among the Members in accordance with applicable law.

        2.     Distributions.

          (a)   To the extent that the Company has adequate Distributable Cash and may do so in accordance with all applicable law, the Company shall distribute to the Members, in respect of each Fiscal Year, by the sixtieth (60th) day of the following Fiscal Year, such Distributable Cash, to the Members in accordance with their Percentage Interests.

          (b)   For purposes of distributions of the Company's property in kind, such property shall be valued at its Gross Asset Value as of the date of distribution and the amount of any gain or loss that would be realized by the Company if it were to sell such property at such Gross Asset Value shall be allocated to the Members in accordance with the requirements of the Code and, to the extent such allocation does not violate the Code, this Agreement.

          (c)   Limitations on Distributions.    No distribution pursuant to Article 7.2 or otherwise shall be paid if, after the distribution is made, (a) the Company would be unable to pay its debts as they become due, or (b) liabilities of the Company (other than liabilities to Members on account of their Capital Contributions and liabilities for which creditors' recourse is limited to specific assets of the Company) would exceed the fair value of the Company's assets (net of any liabilities to which such property may be subject).

        3.     Withholding.    The Company may withhold from any distribution made pursuant to this Agreement, and may pay over to the appropriate federal, state or local governmental authority, any amounts required to be withheld pursuant to the Code or provisions of applicable state or local law. All amounts withheld pursuant to the preceding sentence in connection with a distribution to any Member to satisfy a tax imposed upon such Member shall be treated as an amount distributed to such Member for all purposes of this Agreement.

ARTICLE 8

TAXES

        1.     Tax Returns.    The Chief Executive Officer shall cause to be prepared and timely filed all necessary federal and state income tax returns and reports for the Company. Each Member shall timely furnish to the Chief Executive Officer all pertinent information in its possession relating: to Company operations that may be necessary to enable the Company's income tax returns to be so prepared and filed. The Chief Executive Officer shall use his best efforts to cause the Company's accountants to furnish to each Member, within ninety (90) days after the end of each Fiscal Year, a statement suitable for use in the preparation of such Member's income tax return, showing the amounts of contributions by, distributions to, and gains, losses, profits or credits allocated to, such Member during each Fiscal Year.

        2.     Tax Elections.    Neither the Company, the Manager nor any officer or Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

        3.     Tax Matters Partner.    The Members shall designate one Member as the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code and corresponding provisions of any state of local tax law (the "Tax Matters Partner"). The Tax Matters Partner (a) shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Section 6223 of the Code; (b) promptly shall inform each other Member in writing of all significant matters' that may come to its attention in its capacity as Tax Matters Partner and forward to each other Member copies of all significant written communications it may receive in that capacity; and (c) may not take any action contemplated by Sections 6222 through 6232 of the Code without the consent of a Required Interest, but this clause (c) does not authorize such Member (or any other Member) to take any action left to the determination of an individual Member under Sections 6222 through 6232 of the Code.

ARTICLE 9

ACCOUNTING AND RECORDS

        1.     Accounting Principles.    The Company shall keep accurate and detailed books and records of account of all operations and expenditures of the Company, in accordance with generally accepted accounting practices consistently applied, and shall keep minutes of the proceedings of its Members and the Manager. The books of account for the Company shall be maintained on the accrual basis in accordance with the terms of this Agreement, except that Capital Accounts shall be maintained in accordance with Article 6.4. All books and records of the Company shall be available for inspection by the Members, or representatives thereof, at all times during normal business hours upon reasonable prior notice.

        2.     Records to Be Maintained.    At the expense of the Company, the Chief Executive Officer shall maintain at the Company's principal place of business the following:

          (a)   a current and past list setting forth the full name and last known mailing address of each Member, each Manager and each officer of the Company;

          (b)   a written statement of (i) the amount of cash and a description of the agreed value of other property contributed, or agreed to be contributed, by each Member; and (ii) the times at which, or events on the occurrence of which, a Member shall be required to make any Capital Contribution other than such Member's initial Capital Contribution or any required Additional Capital Contribution;

          (c)   a copy of the Certificate of Formation and all amendments thereto;

          (d)   copies of this Agreement, its Exhibits and Schedules, and all amendments thereto;

          (e)   minutes of every meeting of the Members, and any written consents obtained from the Members and/or the Managerfor actions taken thereby without a meeting;

          (f)    copies of the Company s federal, state, and local tax returns and reports, if any, for the three (3) most recent Fiscal Years of the Company; and

          (g)   copies of the Company's financial statements for the three (3) most recent Fiscal Years of the Company.

        3.     Bank Accounts.    At the direction of the Manager, the Chief Executive Officer shall establish and maintain one or more separate bank or investment accounts and arrangements for Company funds in the Company name with such financial institutions and firms, and with such signatories, as the Manager shall approve.

 ARTICLE 10

TRANSFERS OF INTERESTS: WITHDRAWAL

        1.     Generally.    Except as set forth in this Article 10.1, no Member may Transfer all or any portion of, or any financial or other rights in or to, its Interest without the prior written consent of the other Members. Subject, however, to the restrictions on Transfer set forth in Article 10.2, a Member may, at any time, Transfer all or any portion of, or any financial or other rights in or to, its Interest to any Permitted Transferee; provided, however, that no such Transfer shall be effective unless and until the Manager shall have received, on behalf of the Company, (a) counterparts of this Agreement executed by such Transferee; (b) notice of the address of the Transferee; (c) an acknowledgment signed by both the Member and the Transferee of the Percentage Interests of such Member and such Transferee upon consummation of such Transfer, and (d) a representation and warranty that such Transfer is made in accordance with all applicable laws and regulations (including securities laws). Upon the effectiveness of such Transfer, the Permitted Transferee shall, to the extent of the assignment thereto, become a Member and shall thereafter be bound by all of the terms and provisions of this Agreement.

        2.     Reimbursement.    Any Member and any Transferee effecting a Transfer pursuant to this Article 10 shall pay, or reimburse the Company for, all reasonable costs incurred by the Company in connection with such Transfer, on or before the tenth day after receipt by that Person of the Company's invoice for the amount due. If payment is not made by the date due, the Person or Persons owing the amount of such payment shall pay interest on the unpaid amount of such payment from the date due until paid at a rate per annum equal to the Default Interest Rate.

ARTICLE 11

DISSOCIATION AND DISSOLUTION

        1.     Events of Dissociation.    A Person shall cease to be a Member upon the death of such Person or the entry of any order by a court of competent jurisdiction adjudicating such Person incompetent to manage his or her person or estate. In any such event, such Person and his or its successors-in-interest, shall have the rights set forth in Article 10.2 and otherwise under such other arrangements, between the Company and such Person.

        2.     No Voluntary Withdrawal.    No Member shall be permitted to withdraw voluntarily or otherwise voluntarily dissociate from the Company.

        3.     Event of Dissolution.    The Company shall dissolve and its affairs shall be wound up on the first to occur of any of the following events (each, an "Event of Dissolution"):

          (a)   the unanimous consent of the Members;

          (b)   the entry of a decree of judicial dissolution of the Company under the Act; and

          (c)   the expiration of two (2) years after the effective date of involuntary dissolution of the Company pursuant to the Act (for failure to file required reports or to pay any taxes due) without reinstatement of the Company.

        4.     Liquidation and Winding up.    Upon the occurrence of an Event of Dissolution, the Liquidator shall, at the Company's expense, continue to operate the Company's properties with all of the power and authority of the Manager, and shall take such steps as it deems necessary or appropriate to proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act, including, without limitation, the following steps:

          (a)   as promptly as possible after dissolution and again after final liquidation, cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

          (b)   pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation), or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

          (c)   distribute all remaining assets of the Company to the Members in accordance with the positive balance of such Member's Capital Account, as determined after taking into account all adjustments to such Capital Account for the taxable year of the Company during which the liquidation of the Company occurs.

        All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributee pursuant to this Article 11.4. The distribution of cash and/or property to a Member in accordance with the provisions of this Article 11.4 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Membership Interest all the Company's property.

        5.     Deficit Capital Accounts.    Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that a deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Percentage Interests, upon dissolution of the Company such deficit shall not be an asset of the Company and such Member shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

        6.     Termination.    Upon completion of the winding up, liquidation and distribution of the assets, the Liquidator shall file a certificate of cancellation (the "Certificate of Cancellation") with the Secretary of State of the State of Delaware pursuant to the Act. Upon filing of the Certificate of Cancellation, the Company shall be terminated and, except as otherwise provided in the Act, the Company shall cease to exist.

ARTICLE 12

MISCELLANEOUS

        1.     Additional Documents.    Each Member shall execute such additional documents and take such other actions as are reasonably requested by the Manager in order to complete or confirm the transactions contemplated by this Agreement.

        2.     Entire Agreement.    This document, together with the other documents and agreements referred to herein, is the entire, final and complete agreement and understanding of the parties hereto relating to the subject matter hereof and supersedes and replaces all written and oral agreements heretofore made or existing by and among the parties or their representatives with respect thereto.

        3.     Binding Effect.    All rights, remedies and liabilities herein given to or imposed upon the parties hereto shall extend to, inure to the benefit of, and be binding upon, as the circumstances may require, the parties hereto and, to the extent permitted by this Agreement, their respective heirs, personal representatives, administrators, successors, and assigns.

        4.     Notice.    Any notices or other communication required or permitted under this Agreement shall be in writing (it being understood that for purposes hereof, the term "writing" shall include facsimile communication) and shall be deemed to have been duly given if delivered personally, transmitted; by telegraph or facsimile transmission with confirmation, or mailed by registered or certified mail, postage and charges prepaid, return receipt requested, addressed (a) if to a Member, to the Member's address as set forth in the records of the Company, (b) if to the Manager or the Company, to the address specified in Article 2.5; or (c) as to any party, to such other address as shall be designated by such party in a written notice to each other party, complying as to delivery with the terms, of this Article 12.4. Except as otherwise provided herein, any such notice: shall be deemed to have been given (i) when personally delivered, (ii) on the date of transmission when sent by facsimile transmission, (iii) on the third (3rd) day after the date of mailing when mailed within the United States, or (iv) on the date of actual delivery, whichever is earliest.

        5.     Severability.    If any provision of this Agreement or the application thereof to any Person or circumstance is held to be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

        6.     Waivers.    No waiver of any provision of this Agreement shall be binding unless executed in writing by the waiving party. The failure of any party hereto to insist upon strict performance of any provision of this Agreement by any other party, irrespective of the length of time for which such failure continues, shall not be a waiver of such party's right to demand strict compliance in the future. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver be applicable to subsequent transactions unless otherwise stated therein.

        7.     Governing Law.    This Agreement and the formation and operation of the Company pursuant hereto shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware and in particular, the Act, excluding that body of law known as conflicts of law.

        8.     Captions.    The caption headings of the sections and subsections of this Agreement are for convenience of reference only and are not intended to describe, interpret, define, or limit the scope, extent or intent of any provision of this Agreement.

        9.     Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be deemed an original instrument and all of which together shall constitute one and the same agreement.

        10.   Third-Party Beneficiaries.    The provisions of this Agreement are intended solely for the benefit of the parties hereto and shall create no rights or obligations enforceable by any third party, including any creditor of the Company, except as otherwise provided by applicable law.

        11.   Cumulative Rights.    The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy shall not preclude or waive the right to use any or all other remedies. The rights and remedies provided by this Agreement are given in addition to any other rights the parties hereto may have by law, statute, ordinance or otherwise.

        12.   Confidentiality.    Each of the Members understands and acknowledges that (a) as a result of the commencement, and operation of the Company's business and the transactions contemplated in this Agreement, each of them may become informed of, and have access to, certain non-public or proprietary confidential information regarding investments, non-public financial information concerning the Company, and other information which is not a matter of public knowledge (collectively, "Confidential Information") and (b) all such Confidential Information shall be held by it in trust and shall not be disclosed to anyone who has a need to know, and who has been made aware of its obligations to maintain confidentiality hereunder, nor shall such Confidential Information be used for any purpose that is not consistent with the Company's benefit.

        13.   Amendments.    This Agreement may be amended only with the unanimous consent of the Members.

        IN WITNESS WHEREOF, the undersigned has set its hand hereto on this 31st day of October, 2008.

INITIAL MEMBER:
INOVIO BIOMEDICAL CORPORATION
Signature:	/s/ AVTAR S. DHILLON
By: Avtar Dhillon Its: President and Chief Executive Officer

SCHEDULE 1

Initial Capital Contributions

SCHEDULE 2

Additional Capital Contributions

QuickLinks

  Exhibit 3.5
LIMITED LIABILITY COMPANY AGREEMENT OF INOVIO ACQUISITION, LLC
W I T N E S S E T H
ARTICLE 1 DEFINITIONS AND CONSTRUCTION
ARTICLE 2 FORMATION
ARTICLE 3 MEMBERS AND INTERESTS
ARTICLE 4 MANAGEMENT OF THE COMPANY
ARTICLE 5 OFFICERS AND DUTIES
ARTICLE 6 CAPITAL CONTRIBUTIONS
ARTICLE 7 ALLOCATIONS AND DISTRIBUTIONS
ARTICLE 8 TAXES
ARTICLE 9 ACCOUNTING AND RECORDS
ARTICLE 10 TRANSFERS OF INTERESTS: WITHDRAWAL
ARTICLE 11 DISSOCIATION AND DISSOLUTION
ARTICLE 12 MISCELLANEOUS
SCHEDULE 1 Initial Capital Contributions
SCHEDULE 2 Additional Capital Contributions